UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

70 Walnut Street

Wellesley Hills, MA 02481

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains Fleetmatics Group PLC’s interim report as of June 30, 2013 and for the three and six months ended June 30, 2013 and 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: August 9, 2013	By:	/s/ Stephen Lifshatz
	Name:	Stephen Lifshatz
	Title:	Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Consolidated Interim Financial Statements (Unaudited) for the Three and Six Months Ended June 30, 2013 and 2012.

99.2	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2013 and 2012.

99.3	Lease Agreement between FleetMatics USA LLC and BP Bay Colony, LLC dated as of June 12, 2013.

4